Exhibit (a)(1)(K)

Transcript for the Sonder Employee All Hands Meeting, October 24, 2022 - Reminder about the Offer

Hi all - just a reminder that we launched our stock option repricing program for eligible employees last week. We’re offering eligible employees a one-time opportunity to reprice the strike price of certain option grants. The new exercise price will be Sonder’s closing share price on the day we close the Offer, which is currently scheduled for Nov. 15.

Two training sessions have taken place. If you didn’t get the chance to attend one of them, the recording is available on our intranet on the Global Equity page.

The Stock Admin team will host another company-wide information session about the Offer on Thursday, October 27th at 9:00 am EST and 3:00 pm EST. You can also reach out to our Stock Admin team if your group would like to schedule an information session about the Offer directly with them.

Please take a look at the email that Ruby Alexander sent out last week. It contains the link to the portal that you’ll need to access in order to reprice your eligible stock options. If you have questions on this topic, reach out to stockadmin@sonder.com or go to our intranet site to view the materials.